UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 21, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Codexis, Inc.

File No. 333-164044 - CF# 24548

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Codexis, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on December 28, 2009.

Based on representations by Codexis, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1A	through October 31, 2011
Exhibit 10.1B	through October 31, 2011
Exhibit 10.2A	through December 27, 2014
Exhibit 10.2B	through December 27, 2014
Exhibit 10.2D	through December 27, 2014
Exhibit 10.2E	through December 27, 2014
Exhibit 10.2F	through December 27, 2014
Exhibit 10.2G	through December 27, 2014
Exhibit 10.3A	through November 1, 2012
Exhibit 10.3B	through November 1, 2012
Exhibit 10.3C	through November 1, 2012
Exhibit 10.4A	through January 14, 2015
Exhibit 10.4B	through January 14, 2015
Exhibit 10.5	through February 17, 2015
Exhibit 10.6	through January 14, 2015

Exhibit 10.7A	through February 26, 2015
Exhibit 10.7B	through February 26, 2015
Exhibit 10.7C	through February 26, 2015
Exhibit 10.7D	through February 26, 2015
Exhibit 10.24	through March 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig Slivka
Special Counsel